EXHIBIT 99.1

Rubico Inc. Announces Financial Results for the Six Months Ended June 30, 2026

ATHENS, Greece, Aug. 17, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today its financial results for the six months ended June 30, 2026. The Company reported a net loss of $1.1 million, revenues of $9.7 million and net cash provided by operating activities of $4.1 million. Furthermore, as of June 30, 2026, the Company had cash and cash equivalents (including restricted cash) of $11.6 million, total assets of $149.8 million and total Stockholders’ equity of $50.5 million. The Company’s unaudited interim condensed consolidated financial statements and related operating and financial review for the six months ended June 30, 2026 are included in the Company’s Report on Form 6-K furnished to the Securities and Exchange Commission on August 14, 2026.

Kalliopi Ornithopoulou, the Company's President, Chairwoman & Chief Executive Officer, stated:

The first half of 2026 was a period of solid operational performance and clear strategic progress for Rubico. The Company's vessels are required to be drydocked every five years and during the first half of 2026 both of our operating Suezmax tankers completed their drydockings. These drydockings reduced our results by $4.6 million, comprising $2.6 million of drydocking costs, $1.5 million of revenue foregone as a result of the off-hire days incurred during the drydocking period and $0.5 million of bunkers consumed during these off-hire days.

At the same time, we continued to build the next phase of the Company. With three high-specification 47,499 dwt MR newbuilding tankers owned or under share purchase agreement for delivery in 2029, we are assembling a modern, fuel-efficient platform across the Suezmax and MR tanker segments, while our intended divestiture of the megayacht further sharpens our focus on our core shipping business.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel-efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns two 47,499 dwt MR newbuilding tankers scheduled for delivery in the third and fourth quarters of 2029 and a 60-meter newbuilding megayacht scheduled for delivery in the second quarter of 2027, which the Company intends to divest. In addition, the Company has entered into a share purchase agreement to acquire a shipowning company that owns a high-specification 47,499 dwt MR newbuilding tanker scheduled for delivery in the second quarter of 2029, with closing expected to occur by September 30, 2026.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.
Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the expected delivery of our newbuilding vessels, the expected closing of the share purchase agreement described herein, our intention to divest our newbuilding megayacht and our expectations regarding the positioning of our fleet and our future operating performance.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.